UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

LUBY’S, INC.

(Name of Issuer)

Common Stock, $0.32 par value per share

(Title of Class of Securities)

549282101

(CUSIP Number)

Claire Rodriguez

13939 NW Freeway

Houston, Texas 77040

(713) 803-5217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harris James Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,211,730
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,211,730
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,211,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.91%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christopher James Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,397,856
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,397,856
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,397,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.55%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock (the “Common Stock”) par value $0.32 in Luby’s, Inc., a Delaware corporation (the “Company”), whose principal offices are located at 13111 Northwest Freeway, Suite 600, Houston, Texas 77040.

This Schedule 13D represents (i) Amendment No. 11 to the Schedule 13D originally filed by certain reporting persons with the Securities and Exchange Commission on December 27, 2000, as amended by Amendment No. 1 thereto, filed on March 16, 2001, Amendment No. 2 thereto, filed on July 23, 2001, Amendment No. 3 thereto, filed on March 27, 2002, Amendment No. 4 thereto, filed on June 6, 2005, Amendment No. 5 thereto, filed on September 15, 2005, Amendment No. 6 thereto, filed on June 29, 2006, Amendment No. 7 thereto, filed on November 5, 2007, Amendment No. 8 thereto, filed on January 24, 2008, Amendment No. 9 thereto, filed on September 2, 2010, and Amendment No. 10 thereto, filed on April 14, 2014 (the “Original Schedule 13D”).

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed jointly by Harris James Pappas, a citizen of the United States of America residing in Houston, Texas (“H. Pappas”) and Christopher James Pappas, a citizen of the United States of America residing in Houston, Texas (“C. Pappas,” and together with H. Pappas, the “Shareholders”).

H. Pappas served as Chief Operating Officer of the Company until his retirement in 2011. He is currently a director of the Company and a member of the Executive Committee and the Personal and Administrative Policy Committee of the Company. Additionally, H. Pappas is self-employed in the restaurant business as a principal owner of Pappas Partners, L.P. and Pappas Restaurants Inc., whose business address is 13939 NW Freeway, Houston, Texas 77040.

C. Pappas has served as the President and Chief Executive Officer and a director of the Company since March 2001. On January 24, 2014, the Company entered into a new employment agreement with C. Pappas (the “2014 Employment Agreement”). On February 4, 2016, the Company and C. Pappas entered into an amendment to the 2014 Employment Agreement in order to extend the term of C. Pappas’ employment through August 31, 2017. C. Pappas is also a member of the Executive Committee. Additionally, he is self-employed in the restaurant business as a principal owner of Pappas Partners, L.P. and Pappas Restaurants Inc., whose business address is 13939 NW Freeway, Houston, Texas 77040.

During the last five years, neither H. Pappas nor C. Pappas has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No change since Amendment No. 10 to Schedule 13D was filed on April 14, 2014 other than the use of personal funds by H. Pappas and C. Pappas to acquire shares of Common Stock.

Item 4. Purpose of the Transaction.

No change since Amendment No. 10 to Schedule 13D was filed on April 14, 2014.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) Aggregate Number and Percentage of Shares Owned.

As of the date of this Amendment No. 11 to Schedule 13D, the Shareholders beneficially own an aggregate of 10,609,586 shares of Common Stock (double counting 1,067,197 shares owned by Pappas Restaurants Inc. as to which each Shareholder is deemed to own beneficially 100% thereof), which includes an aggregate of 100,000 shares of Common Stock that the Shareholders have a right to acquire by option exercise. The Shareholders beneficially own, or have a right to acquire pursuant outstanding options, in the aggregate 36.13 percent of the issued and outstanding Common Stock, such percentage being calculated by dividing 10,609,586 (the number of shares of Common Stock beneficially owned, including those that the Shareholders have a right to acquire by option exercise and double counting the shares owned by Pappas Restaurants Inc.) by 29,091,836 (the number of issued and outstanding shares of Common Stock as of July 13, 2017). Each Shareholder owns beneficially, including through a right to acquire beneficial ownership, such number of shares of Common Stock as are set forth below including, in each case, 100% of the shares owned by Pappas Restaurants Inc.:

H. Pappas	5,211,730
C. Pappas	5,397,856

Total	10,609,586

Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder or which the other Shareholder has a right to acquire by option exercise.

(b) Number of Shares Beneficially Owned by the Shareholders.

H. Pappas has, or could have, sole power to vote, and to dispose of, 5,211,730 shares of Common Stock, which includes 100% of the 1,067,197 shares owned by Pappas Restaurants Inc. and 50,000 shares of Common Stock that H. Pappas has a right to acquire by option exercise, such shares being beneficially owned by him.

C. Pappas has, or could have, sole power to vote, and to dispose of, 5,397,856 shares of Common Stock, which includes 100% of the 1,067,197 shares owned by Pappas Restaurants Inc. and 50,000 shares of Common Stock that C. Pappas has a right to acquire by option exercise, such shares being beneficially owned by him.

(c) During the 60-day period immediately preceding the filing date of this Amendment No. 11 to Schedule 13D, H. Pappas purchased the additional number of shares indicated below on the New York Stock Exchange at the prices and on the dates indicated:

Transaction Date	Shares Purchased	Price Per Share
05/31/2017	4,101	$2.61
05/31/2017	18,299	$2.62
06/01/2017	82	$2.70
06/01/2017	490	$2.69
06/02/2017	6,496	$3.00
06/02/2017	25,215	$2.99
06/05/2017	100	$3.06
06/05/2017	300	$3.09
06/05/2017	1,100	$3.04
06/05/2017	2,000	$3.06
06/05/2017	2,621	$3.20
06/05/2017	7,481	$3.16
06/05/2017	61,398	$3.15
06/06/2017	19,553	$3.25
06/06/2017	32,447	$3.33

During the 60-day period immediately preceding the filing date of this Amendment No. 11 to Schedule 13D, C. Pappas purchased the additional number of shares indicated below on the New York Stock Exchange at the prices and on the dates indicated:

Transaction Date	Shares Purchased	Price Per Share
06/01/2017	100	$2.72
06/01/2017	400	$2.73
06/01/2017	500	$2.80
06/01/2017	100	$2.84
06/01/2017	200	$2.85
06/01/2017	3,879	$2.89
06/01/2017	5,310	$2.90
06/02/2017	2,237	$2.94
06/02/2017	1,385	$2.95
06/02/2017	100	$2.97
06/02/2017	4,991	$2.98
06/02/2017	2,000	$3.04
06/02/2017	4,287	$3.05
06/05/2017	2,500	$3.03
06/05/2017	2,500	$3.05
06/05/2017	1,500	$3.07
06/05/2017	2,000	$3.10
06/05/2017	3,500	$3.11
06/05/2017	6,700	$3.13
06/05/2017	8,500	$3.14
06/05/2017	45,300	$3.15
06/06/2017	200	$3.20
06/06/2017	1,800	$3.21
06/06/2017	800	$3.22
06/06/2017	200	$3.23
06/06/2017	600	$3.24
06/06/2017	1,700	$3.25
06/06/2017	5	$3.28
06/06/2017	490	$3.29
06/06/2017	3,650	$3.30
06/06/2017	2,700	$3.31
06/06/2017	155	$3.32
06/06/2017	605	$3.34
06/06/2017	395	$3.35

(d) No person other than the Shareholders has the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the transfer of, the shares of Common Stock being reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

No change since Amendment No. 10 to Schedule 13D was filed on April 14, 2014, except to the extent set forth in Item 2 hereof.

Item 7. Material to be Filed as Exhibits.

No change since Amendment No. 10 to Schedule 13D was filed on April 14, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017	/s/ Harris James Pappas
Harris James Pappas

Dated: July 12, 2017	/s/ Christopher James Pappas
Christopher James Pappas